

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com





PRESS RELEASE

November 29, 2006

Messina Minerals ("MMI") Intersects 19.43 Meters of 14.2% Zinc, 2.2% lead, 0.8% copper, 74 g/t Silver, 0.7 g/t Gold, at Boomerang

Messina Minerals Inc. ("MMI") is drilling zinc-lead-copper-silver-gold massive sulphides within Messina's Tulks South Property and adjacent properties located in central Newfoundland, Canada. The two-fold objectives of the ongoing exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization at Boomerang, leading to NI43-101 resource estimate
- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties.

HIGHLIGHTS

- GA06-188 intersected 19.43 meters of high-grade massive sulphides assaying 0.8% copper, 2.2% lead, 14.2% zinc, 74 g/t silver, and 0.7 g/t gold.
- GA06-191 intersected 13.05 meters of high-grade massive sulphides assaying 0.6% copper, 1.4% lead, 9.2% zinc, 56 g/t silver, and 0.7 g/t gold.
- Jacques Whitford Limited has been contracted to provide advice on environmental permitting and to begin baseline water quality sampling studies suitable for environmental assessment and environmental monitoring at Boomerang.

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

The final four drill holes of 2006 delineating the Boomerang mineral resource have been completed. (Drilling continues with four rigs testing other targets). Two of the four Boomerang holes, GA06-188 and GA06-191, intersected unexpectedly thicker intervals of high grade zinc-lead-copper-gold-silver mineralization on section 3325E near the bottom of the Boomerang deposit.

GA06-188 intersected 19.43 meters of high-grade massive sulphides assaying 0.8% copper, 2.2% lead, 14.2% zinc, 74 g/t silver, and 0.7 g/t gold.

GA06-191 intersected 13.05 meters of high-grade massive sulphides assaying 0.6% copper, 1.4% lead, 9.2% zinc, 56 g/t silver, and 0.7 g/t gold.

Holes GA06-187 and GA06-195, testing sections 3375E and 3400E respectively along the eastern side of Boomerang did not intersect massive sulphides.

Jacques Whitford Limited, a geotechnical engineering firm, has been selected to provide advice on environmental permitting and to begin baseline water quality sampling studies suitable for environmental assessment and environmental monitoring at Boomerang, leading to an environmental impact assessment.

Dw 12/19

Messina Minerals Inc. acknowledges the financial assistance of $100,000 for the Boomerang and area drill program provided by the government of Newfoundland and Labrador's Mineral Incentive Program. More information on this program is provided at http://www.nr.gov.nl.ca/mines&en/programs/jea/

MESSINA'S CENTRAL NEWFOUNDLAND STRATEGY AND RESULTS

Messina has acquired mineral rights to a large land position in central Newfoundland with demonstrated potential for multiple deposits of zinc-lead-copper-silver-gold massive sulphide mineralization in a region with excellent mining and transportation infrastructure. Messina's strategy is to discover and delineate mineral resources within its properties capable of being extracted and processed using a centralized mill.

Boomerang was discovered on December 4, 2004. In less than two years, Messina has delineated the Boomerang zinc-lead-copper-gold-silver mineral resource with approximately 100 drill holes testing 50 meter lateral sections over a 500 meter strike length, and with a 25 meter vertical spacing over a 275 meter height. Messina's block model of Boomerang using Surpac mining software and incorporating assay data and density measurements is being updated with the recent drill results. This data will be used by an independent mining engineering company to calculate a NI43-101-compliant mineral resource and is expected to be available in 2007.

Also during the less than two year span, Messina has discovered a second zinc-lead-copper-gold-silver massive sulphide lens adjacent to Boomerang at Domino in February 2006, and identified a third nearby target with similar potential at Hurricane in October 2006. Drill testing of Domino and Hurricane will continue with the objective of achieving sufficient drill density to allow substantiation and calculation of additional mineral resources in 2007.

In addition, Messina has drill tested historic resources elsewhere on the Tulks South property at the Tulks East B Zone and Tulks East A Zone massive sulphide deposits. Messina has done the work necessary to allow the Company to calculate NI43-101 compliant resources for these mineralized zones. Block modeling of these zones will continue through the winter and a resource estimate is expected to be available in 2007.

Messina anticipates drill testing of the Long Lake Main Zone, an historic resource discovered by Noranda on the adjacent Long Lake property and within 15 km of Boomerang, to proceed in 2007 with the objective of upgrading the historic resource to NI43-101 compliance.

Four drills continue to test for mineralization in the vicinity of Boomerang at Domino and Hurricane. The drill program will break for Christmas holidays and begin again in January 2007.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 29, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 29, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 29th day of November, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX

PRESS RELEASE

November 29, 2006

Messina Minerals ("MMI") Intersects 19.43 Meters of 14.2% Zinc, 2.2% lead, 0.8% copper, 74 g/t Silver, 0.7 g/t Gold, at Boomerang

Messina Minerals Inc. ("MMI") is drilling zinc-lead-copper-silver-gold massive sulphides within Messina's Tulks South Property and adjacent properties located in central Newfoundland, Canada. The two-fold objectives of the ongoing exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization at Boomerang, leading to NI43-101 resource estimate
- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties.

HIGHLIGHTS

- GA06-188 intersected 19.43 meters of high-grade massive sulphides assaying 0.8% copper, 2.2% lead, 14.2% zinc, 74 g/t silver, and 0.7 g/t gold.
- GA06-191 intersected 13.05 meters of high-grade massive sulphides assaying 0.6% copper, 1.4% lead, 9.2% zinc, 56 g/t silver, and 0.7 g/t gold.
- Jacques Whitford Limited has been contracted to provide advice on environmental permitting and to begin baseline water quality sampling studies suitable for environmental assessment and environmental monitoring at Boomerang.

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

The final four drill holes of 2006 delineating the Boomerang mineral resource have been completed. (Drilling continues with four rigs testing other targets). Two of the four Boomerang holes, GA06-188 and GA06-191, intersected unexpectedly thicker intervals of high grade zinc-lead-copper-gold-silver mineralization on section 3325E near the bottom of the Boomerang deposit.

GA06-188 intersected 19.43 meters of high-grade massive sulphides assaying 0.8% copper, 2.2% lead, 14.2% zinc, 74 g/t silver, and 0.7 g/t gold.

GA06-191 intersected 13.05 meters of high-grade massive sulphides assaying 0.6% copper, 1.4% lead, 9.2% zinc, 56 g/t silver, and 0.7 g/t gold.

Holes GA06-187 and GA06-195, testing sections 3375E and 3400E respectively along the eastern side of Boomerang did not intersect massive sulphides.

Jacques Whitford Limited, a geotechnical engineering firm, has been selected to provide advice on environmental permitting and to begin baseline water quality sampling studies suitable for environmental assessment and environmental monitoring at Boomerang, leading to an environmental impact assessment.

Messina Minerals Inc. acknowledges the financial assistance of $100,000 for the Boomerang and area drill program provided by the government of Newfoundland and Labrador's Mineral Incentive Program. More information on this program is provided at http://www.nr.gov.nl.ca/mines&en/programs/jea/

MESSINA'S CENTRAL NEWFOUNDLAND STRATEGY AND RESULTS

Messina has acquired mineral rights to a large land position in central Newfoundland with demonstrated potential for multiple deposits of zinc-lead-copper-silver-gold massive sulphide mineralization in a region with excellent mining and transportation infrastructure. Messina's strategy is to discover and delineate mineral resources within its properties capable of being extracted and processed using a centralized mill.

Boomerang was discovered on December 4, 2004. In less than two years, Messina has delineated the Boomerang zinc-lead-copper-gold-silver mineral resource with approximately 100 drill holes testing 50 meter lateral sections over a 500 meter strike length, and with a 25 meter vertical spacing over a 275 meter height. Messina's block model of Boomerang using Surpac mining software and incorporating assay data and density measurements is being updated with the recent drill results. This data will be used by an independent mining engineering company to calculate a NI43-101-compliant mineral resource and is expected to be available in 2007.

Also during the less than two year span, Messina has discovered a second zinc-lead-copper-gold-silver massive sulphide lens adjacent to Boomerang at Domino in February 2006, and identified a third nearby target with similar potential at Hurricane in October 2006. Drill testing of Domino and Hurricane will continue with the objective of achieving sufficient drill density to allow substantiation and calculation of additional mineral resources in 2007.

In addition, Messina has drill tested historic resources elsewhere on the Tulks South property at the Tulks East B Zone and Tulks East A Zone massive sulphide deposits. Messina has done the work necessary to allow the Company to calculate NI43-101 compliant resources for these mineralized zones. Block modeling of these zones will continue through the winter and a resource estimate is expected to be available in 2007.

Messina anticipates drill testing of the Long Lake Main Zone, an historic resource discovered by Noranda on the adjacent Long Lake property and within 15 km of Boomerang, to proceed in 2007 with the objective of upgrading the historic resource to NI43-101 compliance.

Four drills continue to test for mineralization in the vicinity of Boomerang at Domino and Hurricane. The drill program will break for Christmas holidays and begin again in January 2007.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50 TSX

PRESS RELEASE

December 11, 2006

Messina Minerals ("MMI") Intersects Domino; Record Interval 23.65 Meters of 0.4% copper, 3.0% lead, 6.6% Zinc, 82 g/t Silver, 0.7 g/t Gold

Messina Minerals Inc. ("MMI") is drilling zinc-lead-copper-silver-gold massive sulphides within Messina's Tulks South Property and adjacent properties located in central Newfoundland, Canada. The two-fold objectives of the ongoing exploration program are to:

- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties, focusing on Domino and other zones adjacent to Boomerang
- calculate a NI43-101 resource estimate (in progress) at Messina's Boomerang zinc-lead-copper-silver-gold discovery; Boomerang drilling has recently concluded (see news release November 29, 2006).

DOMINO HIGHLIGHTS

- GA06-197 on section 3825E intersected 23.65 meters of massive sulphides assaying 0.4% copper, 3.0% lead, 6.6% zinc, 82 g/t silver, and 0.7 g/t gold, including a higher-grade 6.80 meter interval assaying 0.4% copper, 5.1% lead, 10.9% zinc, 144 g/t silver and 1.3 g/t gold. This is a record intercept at Domino, and is a greater interval than nearly all of Boomerang also.
- GA06-193 on section 3700E intersected 5.15 meters of massive sulphides assaying 0.4% copper, 3.7% lead, 7.1% zinc, 104 g/t silver, and 0.6 g/t gold.
- Domino massive sulphide mineralization has now been intersected over an 825 meter strike length between sections 3200E and 4025E, and remains open to both the east and west.

DOMINO MASSIVE SULPHIDE ZONE DRILLING

A total of 15 holes to date, including 3 holes reported here, has demonstrated continuity of Domino massive sulphide mineralization along an 825 meter strike length; Domino remains open at both ends.

GA06-197 on section 3825E intersected a record interval of 23.65 meters of massive sulphides assaying 0.4% copper, 3.0% lead, 6.6% zinc, 82 g/t silver, and 0.7 g/t gold, including a higher-grade 6.80 meter interval assaying 0.4% copper, 5.1% lead, 10.9% zinc, 144 g/t silver and 1.3 g/t gold.

GA06-197 was wedged from existing hole GA97-05 drilled by a previous explorer in 1997. GA97-05 intersected 3.6 meters of sulphides assaying 0.5% copper, 2.5% lead, 7.0% zinc, 73 g/t silver, and 0.6 g/t gold. GA06-197 intersected the 23.65 meters of Domino sulphides approximately 10 meters vertically above GA97-05. This has great exploration significance because it confirms what Messina's geologists have observed at Boomerang and now again at Domino: the transition from relatively thin massive

sulphides to very thick massive sulphides is abrupt and can occur over 10m to 20m of vertical distance. In this example, the transition from 3.6 meters to 23.65 meters of sulphides occurs over a vertical distance of 10 meters.

GA06-193 on 3700E intersected 5.15 meters of massive sulphides assaying 0.4% copper, 3.7% lead, 7.1% zinc, 104 g/t silver, and 0.6 g/t gold. This was wedged from existing hole GA06-189 which was too deep to intersect Domino; GA06-193 is 35 meters vertically above the pre-existing hole. GA06-193 is 25 meters laterally west of Domino discovery hole GA06-96 which intersected 10.58 meters of massive sulphides assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver, and 1.0 g/t gold.

GA06-192 on 3400E intersected 3.43 meters of massive and semi-massive sulphides assaying 0.3% copper, 0.3% lead, 2.0% zinc, 10 g/t silver, and no significant gold. GA06-192 is important because it provides evidence of continuity of Domino mineralization between 3525E (holes GA06-120 and GA06-123) and 3200E (GA05-38). GA06-192 is interpreted to have hit Domino near its top; the thicker and higher-grade portion of Domino is interpreted to lie vertically beneath this intercept point. Also, the Domino GA06-192 intercept lies approximately 100 meters vertically below the position of Boomerang massive sulphides on this section.

For comparative purposes, the following table summarizes all 15 Domino massive sulphide intercepts drilled to date, listed from west to east.

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-38	3200E	409.60	414.10	4.50	0.3	1.6	1.9	53	1.2
GA05-21	3275E	515.10	515.95	0.85	0.2	1.0	3.9	37	0.1
GA06-192	3400E	380.82	384.25	3.43	0.3	0.3	2.0	10	0.05
GA06-120	3525E	521.72	522.84	1.12	0.4	3.0	5.5	87	0.5
GA06-123	3525E	532.00	532.60	0.60	0.7	3.5	8.2	129	1.0
GA06-103	3610E	502.08	503.17	1.09	0.4	3.0	8.1	158	0.9
GA06-107	3625E	524.70	525.86	1.16	1.1	7.9	17.4	322	1.1
GA06-100	3650E	514.02	517.55	3.53	1.0	8.7	23.8	267	1.3
GA06-193	3700E	543.70	548.85	5.15	0.4	3.7	7.1	104	0.6
including		545.90	548.85	2.95	0.6	5.5	10.3	153	0.8
GA06-96	3725E	536.50	547.08	10.58	0.5	5.5	7.3	128	1.0
GA06-109	3800E	550.29	568.12	17.83	nsa	nsa	1.6	8	nsa
GA06-197	3825E	549.40	573.65	23.65	0.4	3.0	6.6	82	0.7
including		566.25	573.05	6.80	0.4	5.1	10.9	144	1.3
GA97-05	3825E	555.50	559.10	3.60	0.5	2.5	7.0	73	0.6
GA06-119	3930E	622.50	634.19	11.69	0.4	3.5	4.7	121	0.5
including		630.57	634.19	3.62	0.9	10.0	12.5	253	1.3
GA06-128	4025E	656.30	666.00	9.70	0.2	1.0	1.8	57	0.3
including		662.30	666.00	3.80	0.3	1.9	3.1	112	0.4

The shape and extents of Domino shown on map "Boomerang Long Section – Diamond Drill Intersections" accompanying this news release is preliminary in nature for Domino. Note that the Domino envelope has not been extended west to include either GA05-21

or GA05-38 on this map, pending additional confirmation drilling. This map is available on Messina's website at http://www.messinaminerals.com/s/Boomerang.asp under the heading "Maps"; entitled "Boomerang Long Section – Diamond Drill Intersections" which summarizes the position of all Boomerang, Domino, and Hurricane intercepts.

DOMINO MASSIVE SULPHIDES: PRELIMINARY OBSERVATIONS
The dip of Domino is approximately 85 degrees, as is the adjacent Boomerang massive sulphide deposit. Domino lies at approximately 500 meter vertical depth and is now interpreted to lie as close as 75 meters beneath the bottom of Boomerang on section 3200E. The true thickness of reported Domino intervals is undetermined but currently interpreted to be approximately 0.7 times the recorded interval thickness.

MESSINA'S CENTRAL NEWFOUNDLAND STRATEGY AND RESULTS
Messina has acquired mineral rights to a large land position in central Newfoundland with demonstrated potential for multiple deposits of zinc-lead-copper-silver-gold massive sulphide mineralization in a region with excellent mining and transportation infrastructure. Messina's strategy is to discover and delineate mineral resources within its properties capable of being extracted and processed using a centralized mill.

Boomerang was discovered on December 4, 2004; the discovery was announced on December 10, 2004. In two years, Messina has delineated the Boomerang zinc-lead-copper-gold-silver mineral resource with approximately 100 drill holes testing 50 meter lateral sections over a 500 meter strike length, and with a 25 meter vertical spacing over a 275 meter height. Messina's block model of Boomerang using Surpac mining software and incorporating assay data and density measurements is being updated. This data will be used by an independent mining engineering company to calculate a NI43-101-compliant mineral resource and is expected to be available in 2007.

Also during the two year span, Messina has discovered a second zinc-lead-copper-gold-silver massive sulphide lens adjacent to Boomerang at Domino in February 2006, and identified a third nearby target with similar potential at Hurricane in October 2006. The drill program will break for Christmas holidays and begin again in early January 2007 testing Domino, Hurricane, and other high-priority targets.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company employs methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


MESSINA MINERALS

Vertical Longitudinal Section

2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Hurricane Prospect
Domino Prospect
Diamond Drill Intersections
Significant base metals
Massive Pyrite
Weak base metals
No Significant Results
In Progress
Indicates off-plane intersection

Messina Minerals Inc.
Boomerang Project

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 11, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 11, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 11th day of December, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX
TSX Venture Exchange

PRESS RELEASE

December 11, 2006

Messina Minerals ("MMI") Intersects Domino; Record Interval 23.65 Meters of 0.4% copper, 3.0% lead, 6.6% Zinc, 82 g/t Silver, 0.7 g/t Gold

Messina Minerals Inc. ("MMI") is drilling zinc-lead-copper-silver-gold massive sulphides within Messina's Tulks South Property and adjacent properties located in central Newfoundland, Canada. The two-fold objectives of the ongoing exploration program are to:

- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties, focusing on Domino and other zones adjacent to Boomerang
- calculate a NI43-101 resource estimate (in progress) at Messina's Boomerang zinc-lead-copper-silver-gold discovery; Boomerang drilling has recently concluded (see news release November 29, 2006).

DOMINO HIGHLIGHTS

- GA06-197 on section 3825E intersected 23.65 meters of massive sulphides assaying 0.4% copper, 3.0% lead, 6.6% zinc, 82 g/t silver, and 0.7 g/t gold, including a higher-grade 6.80 meter interval assaying 0.4% copper, 5.1% lead, 10.9% zinc, 144 g/t silver and 1.3 g/t gold. This is a record intercept at Domino, and is a greater interval than nearly all of Boomerang also.
- GA06-193 on section 3700E intersected 5.15 meters of massive sulphides assaying 0.4% copper, 3.7% lead, 7.1% zinc, 104 g/t silver, and 0.6 g/t gold.
- Domino massive sulphide mineralization has now been intersected over an 825 meter strike length between sections 3200E and 4025E, and remains open to both the east and west.

DOMINO MASSIVE SULPHIDE ZONE DRILLING

A total of 15 holes to date, including 3 holes reported here, has demonstrated continuity of Domino massive sulphide mineralization along an 825 meter strike length; Domino remains open at both ends.

GA06-197 on section 3825E intersected a record interval of 23.65 meters of massive sulphides assaying 0.4% copper, 3.0% lead, 6.6% zinc, 82 g/t silver, and 0.7 g/t gold, including a higher-grade 6.80 meter interval assaying 0.4% copper, 5.1% lead, 10.9% zinc, 144 g/t silver and 1.3 g/t gold.

GA06-197 was wedged from existing hole GA97-05 drilled by a previous explorer in 1997. GA97-05 intersected 3.6 meters of sulphides assaying 0.5% copper, 2.5% lead, 7.0% zinc, 73 g/t silver, and 0.6 g/t gold. GA06-197 intersected the 23.65 meters of Domino sulphides approximately 10 meters vertically above GA97-05. This has great exploration significance because it confirms what Messina's geologists have observed at Boomerang and now again at Domino: the transition from relatively thin massive sulphides to very thick massive sulphides is abrupt and can occur over 10m to 20m of vertical distance. In this example, the transition from 3.6 meters to 23.65 meters of sulphides occurs over a vertical distance of 10 meters.

GA06-193 on 3700E intersected 5.15 meters of massive sulphides assaying 0.4% copper, 3.7% lead, 7.1% zinc, 104 g/t silver, and 0.6 g/t gold. This was wedged from existing hole GA06-189 which was too deep to intersect Domino; GA06-193 is 35 meters vertically above the pre-existing hole. GA06-193 is 25 meters laterally west of Domino discovery hole GA06-96 which intersected 10.58 meters of massive sulphides assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver, and 1.0 g/t gold.

GA06-192 on 3400E intersected 3.43 meters of massive and semi-massive sulphides assaying 0.3% copper, 0.3% lead, 2.0% zinc, 10 g/t silver, and no significant gold. GA06-192 is important because it provides evidence of continuity of Domino mineralization between 3525E (holes GA06-120 and GA06-123) and 3200E (GA05-38). GA06-192 is interpreted to have hit Domino near its top; the thicker and higher-grade portion of Domino is interpreted to lie vertically beneath this intercept point. Also, the Domino GA06-192 intercept lies approximately 100 meters vertically below the position of Boomerang massive sulphides on this section.

For comparative purposes, the following table summarizes all 15 Domino massive sulphide intercepts drilled to date, listed from west to east.

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-38	3200E	409.60	414.10	4.50	0.3	1.6	1.9	53	1.2
GA05-21	3275E	515.10	515.95	0.85	0.2	1.0	3.9	37	0.1
GA06-192	3400E	380.82	384.25	3.43	0.3	0.3	2.0	10	0.05
GA06-120	3525E	521.72	522.84	1.12	0.4	3.0	5.5	87	0.5
GA06-123	3525E	532.00	532.60	0.60	0.7	3.5	8.2	129	1.0
GA06-103	3610E	502.08	503.17	1.09	0.4	3.0	8.1	158	0.9
GA06-107	3625E	524.70	525.86	1.16	1.1	7.9	17.4	322	1.1
GA06-100	3650E	514.02	517.55	3.53	1.0	8.7	23.8	267	1.3
GA06-193	3700E	543.70	548.85	5.15	0.4	3.7	7.1	104	0.6
including		545.90	548.85	2.95	0.6	5.5	10.3	153	0.8
GA06-96	3725E	536.50	547.08	10.58	0.5	5.5	7.3	128	1.0
GA06-109	3800E	550.29	568.12	17.83	nsa	nsa	1.6	8	nsa
GA06-197	3825E	549.40	573.65	23.65	0.4	3.0	6.6	82	0.7
including		566.25	573.05	6.80	0.4	5.1	10.9	144	1.3
GA97-05	3825E	555.50	559.10	3.60	0.5	2.5	7.0	73	0.6
GA06-119	3930E	622.50	634.19	11.69	0.4	3.5	4.7	121	0.5
including		630.57	634.19	3.62	0.9	10.0	12.5	253	1.3
GA06-128	4025E	656.30	666.00	9.70	0.2	1.0	1.8	57	0.3
including		662.30	666.00	3.80	0.3	1.9	3.1	112	0.4

The shape and extents of Domino shown on map "Boomerang Long Section – Diamond Drill Intersections" accompanying this news release is preliminary in nature for Domino. Note that the Domino envelope has not been extended west to include either GA05-21 or GA05-38 on this map, pending additional confirmation drilling. This map is available on Messina's website at http://www.messinaminerals.com/s/Boomerang.asp under the heading "Maps"; entitled "Boomerang Long Section – Diamond Drill Intersections" which summarizes the position of all Boomerang, Domino, and Hurricane intercepts.

DOMINO MASSIVE SULPHIDES: PRELIMINARY OBSERVATIONS
The dip of Domino is approximately 85 degrees, as is the adjacent Boomerang massive sulphide deposit. Domino lies at approximately 500 meter vertical depth and is now interpreted to lie as close as 75 meters beneath the bottom of Boomerang on section 3200E. The true thickness of reported Domino intervals is undetermined but currently interpreted to be approximately 0.7 times the recorded interval thickness.

MESSINA'S CENTRAL NEWFOUNDLAND STRATEGY AND RESULTS
Messina has acquired mineral rights to a large land position in central Newfoundland with demonstrated potential for multiple deposits of zinc-lead-copper-silver-gold massive sulphide mineralization in a region with excellent mining and transportation infrastructure. Messina's strategy is to discover and delineate mineral resources within its properties capable of being extracted and processed using a centralized mill.

Boomerang was discovered on December 4, 2004; the discovery was announced on December 10, 2004. In two years, Messina has delineated the Boomerang zinc-lead-copper-gold-silver mineral resource with approximately 100 drill holes testing 50 meter lateral sections over a 500 meter strike length, and with a 25 meter vertical spacing over a 275 meter height. Messina's block model of Boomerang using Surpac mining software and incorporating assay data and density measurements is being updated. This data will be used by an independent mining engineering company to calculate a NI43-101-compliant mineral resource and is expected to be available in 2007.

Also during the two year span, Messina has discovered a second, zinc-lead-copper-gold-silver massive sulphide lens adjacent to Boomerang at Domino in February 2006, and identified a third nearby target with similar potential at Hurricane in October 2006. The drill program will break for Christmas holidays and begin again in early January 2007 testing Domino, Hurricane, and other high-priority targets.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company employs methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


MESSINA MINERALS

Vertical Longitudinal Section
2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Hurricane Prospect
Domino Prospect
Diamond Drill Intersections
Significant base metals
Massive Pyrite
Weak base metals
No Significant Results
In Progress
Indicates off-plane intersection
Messina Minerals Inc.
Boomerang Project